Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF EARNINGS (LOSS) PER SHARE OF CLASS A STOCK

THREE MONTHS ENDED MARCH 31,	2009	2008
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC EPS
Net income (loss) as reported	$12,494	$(10,275)
Income (loss) per Class A Share	$0.22	$(0.18)
Weighted average number of shares used in
calculation (in thousands)	56,153	57,703

DILUTED EPS
Net income (loss) as reported	$12,494	$(10,275)
Income (loss) per Class A Share	$0.22	$(0.18)
Weighted average number of shares used in
calculation (in thousands)	56,601	57,703